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Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-121426

PROSPECTUS

AMENDED AND RESTATED DIVIDEND REINVESTMENT
AND STOCK PURCHASE PLAN
500,000 Shares of Common Stock, $.01 Par Value

        With this prospectus, we are offering you the opportunity to participate in our Amended and Restated Dividend Reinvestment and Stock Purchase Plan (the "Plan"). The Plan allows our existing stockholders to increase their holdings of our common stock and gives new investors an opportunity to make an initial investment in our common stock.

PLAN HIGHLIGHTS

        If you are an existing stockholder, you may purchase additional shares of our common stock by reinvesting all or a portion of the dividends paid on your shares of common stock and by making optional cash payments of not less than $25 up to a maximum of $10,000 per month. In some instances, we may permit optional cash payments in excess of this maximum if we approve your request for waiver. There is no minimum or maximum limitation on the amount of dividends you may reinvest in the Plan.

        If you are a new investor, you may join the Plan by making an initial investment of not less than $250 up to a maximum of $10,000. In some instances, we may permit initial investments in excess of this maximum if we approve your request for waiver.

        The purchase price for newly issued shares of common stock purchased directly from us will be the market price less a discount ranging from 0% to 5%, determined from time to time by us in accordance with the Plan. We may adjust the discount at our discretion at any time. No discount will be available for common stock purchased in the open market or in privately negotiated transactions.

        Once you enroll in the Plan, you may authorize electronic deductions from your bank account for optional cash payments.

        Your participation in the Plan is voluntary and you may terminate your account at any time. If you elect not to participate in the dividend reinvestment portion of the Plan, you will receive dividends, if and when declared by our board of directors, by check or automatic deposit to a bank account that you designate.

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        Investing in our shares of common stock involves risks. You should consider certain risk factors before enrolling in the Plan. See "Risk Factors" on page 1 of this prospectus for more information. We suggest you keep this prospectus for future reference.

        Our shares of common stock are listed on the Nasdaq National Market under the symbol "SWWC." Our executive offices are located at One Wilshire Building, 624 South Grand Avenue, Suite 2900, Los Angeles, California 90017-3872, telephone number: (213) 929-1800, facsimile: (213) 929-1888, and website: www.swwc.com. Unless specifically noted otherwise in this prospectus, all references to "we," "us," "our," or the "Company" refer to Southwest Water Company and its subsidiaries.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 8, 2005

        This prospectus is part of a Registration Statement which we filed with the SEC. We have omitted certain parts of the Registration Statement in accordance with the rules and regulations of the SEC; therefore, this prospectus does not contain all of the information included in the Registration Statement. For further information, we refer you to the Registration Statement filed on Form S-3 including exhibits, schedules, and the documents incorporated by reference therein. We have not authorized anyone to provide you with any information that differs from that contained or incorporated by reference in this prospectus. Accordingly, you should not rely on any information that is not contained in this prospectus. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front cover of this prospectus.

TABLE OF CONTENTS

RISK FACTORS	1
CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS	2
WHERE YOU CAN FIND MORE INFORMATION ABOUT THE COMPANY	2
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE	2
SOUTHWEST WATER COMPANY	3
USE OF PROCEEDS	3
DESCRIPTION OF THE PLAN	4
1. What is the purpose of the Plan?	4
2. Who is eligible to participate in the Plan?	4
3. Are there any restrictions on participation in the Plan other than those described above?	4
4. Who is the administrator of the Plan?	4
5. How does a new investor participate in the Plan?	5
6. What is the purchase price for shares purchased with an initial investment?	5
7. How does an existing stockholder participate in the Plan?	6
8. What if I am already enrolled in your previous dividend reinvestment and stock purchase plan?	6
9. How do I change my dividend reinvestment election?	6
10. What if my shares are registered in someone else's name?	6
11. May I decide later not to reinvest any of my dividends?	6
12. As an existing stockholder, what are my investment options under the Plan?	6
13. What is the purchase price for shares purchased with reinvested dividends or with an optional cash purchase?	7
14. As an existing stockholder, how do I make an optional cash payment under the Plan?	7
15. When are funds invested under the Plan?	7
16. At what price will shares be purchased?	8
17. Will I be paid interest on funds held for purchase prior to investment?	8
18. How are shares credited to my account?	8
19. How do I obtain account information?	9
20. What are the costs of participating in the Plan?	9
21. May shares in my account be pledged?	9
22. How many shares are being sold under the Plan and what is the source for these shares?	9
23. How do I change my dividend reinvestment election?	10
24. How do I withdraw from the Plan?	10
25. Will certificates be issued for share purchases?	10
26. What reports will be sent to participants in the Plan?	10
27. What are your or the Administrator's responsibilities under the Plan?	11
28. May the Plan be suspended, modified or terminated?	11

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29. What happens if we issue a stock dividend, have a rights offering or declare a stock split?	11
30. What happens if I sell or transfer all or some of my shares?	12
31. How will my shares be voted?	12
32. Am I allowed to make an optional cash payment or initial investment in excess of $10,000?	12
33. What if I have more than one account?	13
34. At what price will shares be purchased for optional cash payments and initial investments over $10,000?	13
35. What law governs the Plan?	14
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES	14
U.S. Participant	15
Tax Consequences Of Dividend Reinvestment	15
Tax Consequences Of Optional Cash Payments	16
Tax Consequences Of Dispositions	16
Backup Withholding And Administrative Expenses	17
PLAN OF DISTRIBUTION	17
EXPERTS	18
LEGAL OPINIONS	18

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RISK FACTORS

        Before you decide to participate in the Plan and invest in shares of our common stock, you should be aware of the following material risks in making such an investment. You should consider carefully these risk factors together with all information included or incorporated by reference in this prospectus before you decide to participate in the Plan and purchase shares of common stock. In addition, you should consult your own financial and legal advisors before making an investment.

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  You will not know the price for the shares you are purchasing under the Plan at the time you authorize the investment or elect to have your dividends reinvested.

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  The price of our shares may fluctuate between the time you decide to purchase shares under the Plan and the time of actual purchase. In addition, during this time period, you may become aware of additional information that might affect your investment decision.

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  Shares deposited in a Plan account may not be pledged until the shares are withdrawn from the Plan.

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  If you instruct Mellon Bank, N.A. (the "Administrator") to sell shares under the Plan, you will not be able to direct the time or price at which your shares are sold. The price of our shares may decline between the time you decide to sell shares and the time of actual sale.

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  Cash dividends that you reinvest will be treated for federal income tax purposes as a dividend received by you on the date we pay dividends and may create a liability for the payment of income tax without providing you with immediate cash to pay this tax when it becomes due. In addition, for reinvested dividends and optional cash purchases, you will be treated as having received a constructive distribution, which may give rise to additional tax liability, to the extent we pay brokerage commissions on your behalf or you acquire shares at a discount. See "United States Federal Income Tax Consequences."

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  We may, without giving you prior notice, change our determination as to whether the Administrator will purchase shares of common stock directly from us or in the open market or in privately negotiated transactions from third parties, which will affect whether such shares will be sold to you at a discount. We will not, however, change our determination more than once per month.

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  No discount will be available for shares acquired in the open market or in privately negotiated transactions. From time to time, no discount may be available for any or all of initial purchases, optional purchase or reinvestment of dividends. For example, a discount for reinvestment of dividends will not insure the availability of a discount for optional cash purchases or initial investments. While a discount from market prices of up to 5% may be established for a particular month for shares purchased directly from us, a discount for one month will not insure the availability of a discount or the same discount in future months. Each month we may, without giving you prior notice, change or eliminate the discount for any or all of the investment features of the Plan.

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  You bear the risk of loss from market price changes for shares of common stock purchased under the Plan. Neither we nor the Administrator can give you any assurance that shares of common stock purchased under the Plan will, at any particular time, be worth more or less than the amount you paid for them.

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  Other important factors and risks are identified in our most recent Annual Report on Form 10-K, which is incorporated by reference into this prospectus. You are encouraged to review these risks carefully.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

        This prospectus and the documents incorporated by reference in this prospectus contain "forward looking statements" as defined under the Private Securities Litigation Reform Act of 1995. Generally, the words "believe," "expect," "intend," "estimate," "anticipate," "project," "will," and similar expressions identify forward-looking statements, which generally are not historical in nature. All statements which address operating performance, events or developments that we expect or anticipate will occur in the future are forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from our historical experience and our present expectations or projections. Caution should be taken not to place undue reliance on any such forward-looking statements since such statements speak only as of the date when made. We undertake no obligation to publicly update or revise any forward-looking statements. You should carefully review all information, including the information under "Risk Factors" and the financial statements and related disclosures incorporated by reference in this prospectus.

WHERE YOU CAN FIND MORE INFORMATION ABOUT THE COMPANY

        We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any materials we file with the SEC at the SEC's Public Reference Room located at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. Our SEC filings are available to the public over the Internet through the SEC's Electronic Data Gathering, Analysis and Retrieval System ("EDGAR") on the SEC's web site at http://www.sec.gov. You may also inspect copies of these materials and other information about us at the Nasdaq National Market, 33 Whitehall Street, New York, New York 10004. Our website may be found at: http://www.swwc.com.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, until we sell all of the Securities that we are registering:

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  Our Annual Report on Form 10-K for the year ended December 31, 2004;

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  Our Current Reports on Form 8-K dated December 28, 2004, March 16, 2005 and March 18, 2005;

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  The description of our common stock contained in our Registration Statement on Form 8-B (File No. 0-8176) filed with the SEC on July 7, 1988, including any subsequently filed amendments and reports updating such description; and

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  The description of our preferred share purchase rights (which were issued pursuant to our Stockholder's Rights Plan dated April 6, 1998) as described in our Form 8-K filed with the SEC on April 24, 1998.

        Any statement contained in a document which, or a portion of which, is incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

        Any information on our website or in our current reports that are furnished and not "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of that Section, shall not be deemed incorporated by reference herein.

        You may request a copy of these filings at no cost by writing or telephoning us at the following address or telephone number:

    Southwest Water Company
    One Wilshire Building
    624 South Grand Avenue, Suite 2900
    Los Angeles, CA 90017-3872
    Attention: Secretary
    Telephone: (213) 929-1800

SOUTHWEST WATER COMPANY
Company Specific Information

        We provide a broad range of water and wastewater services through two operating groups: our Services Group and our Utility Group. Our Services Group provides operations, maintenance, construction management, billing and collection, and other services to the water and wastewater industry. Our Utility Group owns and manages water and wastewater utilities. We provide our services, directly or indirectly, to more than two million people in 35 states.

  Services Group

        Our Services Group provides water and wastewater operation and maintenance services, facility management, construction management, sewer pipeline cleaning, billing and collection services, and state-certified water and wastewater laboratory analysis on a contract basis. The facilities we operate are owned by cities, public agencies, municipal utility districts and private entities primarily in Texas, New Mexico, California, Colorado, Alabama, Mississippi, Georgia, New Jersey and South Dakota. Our Services Group also facilitates the design, construction, project management, and operating aspects of various water and waste water projects. During the construction phase of such a project, our Services Group may have an ownership in the project. Additionally, our Services Group provides utility billing and collection services for multiple-family housing units such as apartment buildings. While state and federal agencies issue regulations and standards regarding water quality, safety, environmental and other matters that affect our Services Group operations, the pricing of our services within the Services Group is not subject to regulation.

  Utility Group

        Our Utility Group owns and manages water and wastewater utilities. Our Utility Group operations include collecting, treating and distributing water for residential, commercial, municipal, industrial and fire protection purposes in California, New Mexico, Oklahoma and Texas, through which we sell water to residential and commercial customers. State and federal agencies issue regulations regarding standards of water quality, safety, environmental and other matters that affect these operations. The rates that we can charge for water and wastewater usage are established or approved by government agencies.

  Corporate Information

        Southwest Water Company was incorporated in California in 1954 and we reincorporated in Delaware in 1988. Our principal executive offices are located at One Wilshire Building, 624 South Grand Avenue, Los Angeles, California 90017-3872, and our telephone number is (213) 929-1800. Our website may be found at: http://www.swwc.com.

USE OF PROCEEDS

        The net proceeds from the sale of shares of common stock offered by this prospectus will be added to our general operating funds and, among other things, may be used for acquisitions, capital improvements and other capital needs. We cannot predict how many shares of common stock will be sold under the Plan and, therefore, cannot estimate the total amount of net proceeds that we will receive.

DESCRIPTION OF THE PLAN

        The material terms of the Plan are set forth below in a question and answer format. We encourage you to also read and consider the information in the documents identified under the headings "Where You Can Find More Information About the Company" and "Incorporation of Certain Documents by Reference" in this prospectus.

1. What is the purpose of the Plan?

        The purpose of the Plan is to provide a convenient and economical way for our stockholders and other investors to purchase shares of common stock and/or invest all or a portion of their cash dividends in additional shares of our common stock.

        The Plan also provides us with a means of raising additional capital if we elect to directly sell newly issued shares of common stock.

        The Plan is primarily intended for the benefit of long-term investors, and not for the benefit of individuals or institutions which engage in short-term trading activities. From time to time, financial intermediaries, investment clubs or other nominees may engage in positioning transactions in order to benefit from any discount from the market price for common stock acquired under the Plan. These transactions are inconsistent with the purpose of the Plan and may cause fluctuations in the trading volume or pricing of our common stock. We reserve the right to modify, suspend or terminate participation in this Plan by otherwise eligible holders of common stock or new investors in order to eliminate practices which we determine, in our sole discretion, to be inconsistent with the purposes of the Plan.

2. Who is eligible to participate in the Plan?

        New investors and existing stockholders of the Company are eligible to participate in the Plan. Once you have read this prospectus, you may complete the enclosed enrollment form and mail it to the Administrator in the envelope provided. Alternatively, you may enroll in the Plan online through Investor ServiceDirect® at www.melloninvestor.com or through the website link to the Administrator that is provided on our website at www.swwc.com.

3. Are there any restrictions on participation in the Plan other than those described above?

        Participants should not use the Plan to engage in short-term trading activities or any other activities that could affect the normal trading volume or pricing of our common stock. If a participant does engage in such activities we may prevent that participant from continuing to participate in the Plan. In addition, we also may prevent participation by financial intermediaries, investment clubs or other nominees who engage in positioning transactions in order to benefit from any discount from the market price for shares acquired under the Plan. You also will not be able to participate in the Plan if your participation (i) could result in a violation of any securities laws or any other applicable laws or (ii) could require additional steps by us or you to ensure compliance with any such laws, or (iii) is not authorized or lawful in your jurisdiction.

        We reserve the right to modify, suspend or terminate participation in the Plan by otherwise eligible shareholders in order to eliminate practices which we determine, in our discretion, to be inconsistent with the purposes or operation of the Plan or which may adversely affect the market price or trading volume of our common stock.

4. Who is the administrator of the Plan?

        Mellon Bank, N.A. administers the Plan. Mellon Investor Services, a registered transfer agent, and Mellon Securities LLC, a registered broker/dealer, will provide certain administrative support to the

Administrator. If you have questions regarding the Plan, you may call the Administrator at 1-800-850-3119 (if you are inside the United States or Canada) or 1-201-329-8660 (if you are outside the United States or Canada). An automated voice response system is available 24 hours a day, 7 days a week. Customer service representatives are available from 9:00 a.m. to 7:00 p.m., Eastern Standard Time, Monday through Friday (except holidays). In addition, you may visit the Mellon Investor Services website at www.melloninvestor.com or through the website link to the Administrator that is provided on our website at www.swwc.com. At the Administrator's website, you can enroll in the Plan, obtain information, and perform certain transactions on your Plan account via Investor ServiceDirect®.

        You may write to the Administrator at the following address:

    Mellon Bank, N.A.
    c/o Mellon Investor Services
    P.O. Box 3338
    South Hackensack, NJ 07606-1938

        Please include a reference to Southwest Water Company and the Plan in all correspondence.

5. How does a new investor participate in the Plan?

        New investors can participate in the Plan by making an initial investment in our common stock of not less than $250 up to a maximum of $10,000, unless a request for waiver has been granted. New investors may join the Plan by completing the enclosed enrollment form and delivering it, along with an initial investment, to the Administrator. Alternatively, you may enroll in the Plan online through Investor ServiceDirect® at www.melloninvestor.com. To gain access, you will need a password which you may establish when you visit the website.

        You may make your initial investment by:

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  Authorizing an electronic debit of at least $250 but not more than $10,000 from your U.S. bank account through Investor ServiceDirect® at www.melloninvestor.com; or

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  Mailing a check or money order for at least $250 but not more than $10,000 to the Administrator along with your enrollment form. Please make the check or money order payable to SWWC/Mellon Bank.

        The Administrator must receive your payment at least one business day prior to the investment date. See Question 15, "When are funds invested under the Plan?" Funds received after the investment date will be held for investment in the following month. If you deliver an initial investment to the Administrator, but decide prior to the investment date that you do not want to make the initial investment, you must deliver a written request for a refund to the Administrator. The Administrator must receive your request for a refund no later than two business days prior to the investment date. In the unlikely event that, due to unusual market conditions, the Administrator is unable to invest your funds within 35 days following the Administrator's receipt of your funds, the Administrator will return your funds to you by check. No interest will be paid on funds held by the Administrator pending investment.

        If you request a waiver and we approve it, your initial investment may exceed $10,000. See Question 32, "Am I allowed to make an optional cash payment or initial investment in excess of $10,000?" and Question 34, "At what price will shares be purchased for optional cash payments and initial investments over $10,000?" for more information.

6. What is the purchase price for shares purchased with an initial investment?

        The purchase price for shares purchased with an initial investment of not less than $250 up to a maximum of $10,000 will be equal to the market price on the investment date. We may offer a discount on any initial investments ranging from 0% to 5%. See Question 16, "At what price will shares be purchased?" for a description of how the market price and discounts are determined.

7. How does an existing stockholder participate in the Plan?

        If you already own stock directly in your own name, you may enroll by completing the enclosed enrollment form and mailing it to the Administrator in the envelope provided. Alternatively, you may enroll in the Plan online through Investor ServiceDirect® at www.melloninvestor.com. Your participation will begin promptly after your Plan enrollment is received. Once you enroll, your participation continues automatically for as long as you wish to participate in the Plan, and until you request a withdrawal from the Plan. See Question 24, "How do I withdraw from the Plan?"

        See Question 10, "What if my shares are registered in someone else's name?" for more information about participating in the Plan with your shares held in a broker's or nominee's name ("street name"). See Question 14, "As an existing stockholder, how do I make an optional cash payment under the Plan?" for more information on how to make an optional cash payment through Investor ServiceDirect®.

8. What if I am already enrolled in your previous dividend reinvestment and stock purchase plan?

        This Plan replaces our former dividend reinvestment and stock purchase plan. If you are already reinvesting your stock's dividends under our former plan, you will be enrolled automatically in this Plan. The Plan includes all the benefits of our earlier plan and offers new and more flexible features. Once this Plan is adopted, the earlier dividend reinvestment and stock purchase plan will end. If you do not wish to be enrolled in the new Plan you may contact the Administrator using the form included in your account statement.

9. How do I change my dividend reinvestment election?

        You may change your dividend reinvestment election any time on-line through Investor ServiceDirect® or by notifying the Administrator in writing. To affect a particular dividend, the change must be received by the Administrator on or before the record date for that dividend. Generally, the record date will be approximately 20 days before the dividend payment date.

10. What if my shares are registered in someone else's name?

        If you own shares that are registered in "street name," that is, someone else's name (for example, a bank, broker, or trustee) and you want to participate in the Plan, you may be able to arrange for that person to handle the reinvestment of dividends. If not, your shares should be withdrawn from "street name" or other form of registration and should be registered in your name. Alternatively, your broker or bank may offer a program that allows you to participate in a plan without having to withdraw your shares from "street name."

11. May I decide later not to reinvest any of my dividends?

        You may, of course, choose not to reinvest any of your dividends, in which case the Administrator will forward any future dividends to you by check or automatic deposit to a bank account you designate.

12. As an existing stockholder, what are my investment options under the Plan?

        Once enrolled in the Plan, you may elect to:

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  Reinvest all or a portion of your dividends in additional shares of our common stock if you own 100 shares or more;

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  Reinvest all of your dividends in additional shares of our common stock if you own fewer than 100 shares; and/or

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  Make optional cash payments of $25 to $10,000 per month, unless a request for waiver has been granted, regardless of whether dividends are being reinvested. The $25 minimum applies only to optional cash payments by existing Plan participants. New investors must make an initial investment of $250 or more.

        You may make optional cash payments over $10,000 in any month only if we grant your request for waiver. See Question 32, "Am I allowed to make an optional cash payment or initial investment over $10,000?" and Question 34, "At what price will shares be purchased for optional cash payments and initial investments over $10,000?" for more information.

13. What is the purchase price for shares purchased with reinvested dividends or with an optional cash purchase?

        The purchase price for shares purchased with reinvested dividends and optional cash payments (without waiver) will be equal to the market price on the investment date. We may offer you a discount on any dividend reinvestment or optional cash payments ranging from 0% to 5%. See Question 16, "At what price will shares be purchased?" for a description of how the market price and discounts are determined.

14. As an existing stockholder, how do I make an optional cash payment under the Plan?

        Existing stockholders may purchase additional shares every month through optional cash payments, regardless of whether dividends are being reinvested. Optional cash payments may not be less than $25, and the total of all optional cash payments may not exceed $10,000 in any month, unless a request for waiver has been granted. There is no obligation either to make an optional cash payment in any month or to invest the same amount of cash every month.

        If you already own shares of our common stock, are enrolled in the Plan and want to make optional cash payments, you can authorize a single or recurring automatic deduction from your bank account or send a check or money order to the Administrator for each optional cash payment. If you choose to submit a check or money order, please complete the applicable sections of the enrollment form from your Plan statement and mail it to the address specified. Single or recurring automatic bank deductions may be authorized through Investor ServiceDirect® @ www.melloninvestor.com, while recurring automatic bank deductions may be authorized through completion of the applicable section of the enrollment form; please mail the form to the address specified.

        Optional cash payments must be sent so that the Administrator receives the payment at least one business day prior to the investment date. Funds received after the investment date will be held for investment in the following month. See Question 15, "When are funds invested under the Plan?" If you deliver an optional cash payment to the Administrator, but decide prior to the investment date that you do not want to make the optional cash payment, you must deliver a written request for a refund to the Administrator. The Administrator must receive your request for a refund no later than two business days before the investment date. In the unlikely event that, due to unusual market conditions, the Administrator is unable to invest your funds within 35 days following the Administrator's receipt of the funds, the Administrator will return your funds to you by check. No interest will be paid on funds held by the Administrator pending investment.

15. When are funds invested under the Plan?

        The investment date for initial investments, optional cash payments and reinvested dividends will be the dividend payment date for months in which a dividend is payable (generally, on or about the

20th day of January, April, July and October). For those months in which a dividend is not payable, the investment date for initial investments and optional cash payments will be the 20th day of the month, or the next business day if the 20th falls on a weekend or holiday. Your account will be credited with that number of shares, including fractions computed to four decimal places, equal to the total amount to be invested by you divided by the applicable purchase price per share. In the unlikely event that, due to unusual market conditions, the Administrator is unable to invest your funds within 35 days after the Administrator's receipt of the funds, the Administrator will return your funds to you by check.

16. At what price will shares be purchased?

        Purchase Price.    If purchased directly from us, the purchase price for each share of common stock acquired through the Plan by the reinvestment of dividends, through initial investment or optional cash purchases of $10,000 or less will be equal to the average of the daily high and low prices of our shares, as reported by the Nasdaq National Market as published in the Wall Street Journal, computed up to seven decimal places, for the investment date. If, at our direction, shares are purchased in the open market, the purchase price for each share of common stock will be the weighted average price of all shares purchased for the investment.

        Discount.    We may offer you a discount ranging from 0% to 5% for shares purchased directly from us. We will establish any discount applicable to optional cash purchases or initial investments no later than three business days before the investment date for the applicable month. Each quarter, not later than three business days prior to our record date for dividends on our common stock, we will establish any discount applicable to the purchase of shares of common stock from reinvested dividends.

        While a discount from market prices of up to 5% may be established from time to time, the granting of a discount at one time or on one investment feature will not insure the availability of a discount or the same discount at another time. At any time, we may, without prior notice to you, lower or eliminate the discount.

        If a request for waiver of the $10,000 purchase limit is approved, the purchase price for shares purchased with optional cash payments in excess of $10,000 for any month or an initial investment in excess of $10,000 will be determined by the Administrator. See Question 34, "At what price will shares be purchased for optional cash payments and initial investments over $10,000?"

17. Will I be paid interest on funds held for purchase prior to investment?

        No. You will not be paid interest on any funds you send to the Administrator for optional cash purchases or initial investments. Consequently, we strongly suggest that you deliver funds to the Administrator to be used for investment in optional or initial cash purchases shortly before but not after the applicable investment due date so they are not held over to the following investment date. See Question 15, "When are funds invested under the Plan?" If you have any questions about the applicable investment dates or the dates when funds should be delivered to the Administrator, you should write or telephone the Administrator.

18. How are shares credited to my account?

        The number of shares, including fractional shares, purchased under the Plan will be determined based on the amount of your cash dividend, optional cash payments and initial investment, as applicable, divided by the purchase price for the shares. See Question 16, "At what price will shares be purchased?" Shares purchased under the Plan, including fractional shares, computed to four decimal places, will be credited to your account on the investment date. Both whole and fractional shares will be purchased.

19. How do I obtain account information?

        You can obtain information on your account and the Plan, and perform certain transactions on your Plan account on-line via Investor ServiceDirect®. To access Investor ServiceDirect® please visit the Mellon Investor Services website at www.melloninvestor.com. To gain access, you will need a password which you may establish when you visit the website. If you have forgotten your password, call 1-877-978-7778 to have it reset.

        You also can contact customer service toll-free within the United States and Canada at 1-800-850-3119. If you are calling from outside the United States or Canada, please contact customer service at: 1-201-329-8660. An automated voice response system is available 24 hours a day, 7 days a week. Customer service representatives are available from 9:00 a.m. to 7:00 p.m., Eastern Standard Time, Monday through Friday (except holidays).

20. What are the costs of participating in the Plan?

        We will pay all brokerage trading fees concerning shares purchased under the Plan, the annual cost of administration and, unless provided otherwise in this Plan, all other charges incurred in connection with the purchase of shares acquired under the Plan, if any. You are responsible for all broker trading fees associated with the sale of shares from your account. You will also be responsible for certain charges if your check bounces or when you withdraw from the Plan. Current fees are posted at www.melloninvestor.com.

21. May shares in my account be pledged?

        No. You may not pledge shares credited to your account. If you wish to pledge shares, those shares must be withdrawn from your account first.

22. How many shares are being sold under the Plan and what is the source for these shares?

        The Administrator may purchase shares from the open market, privately negotiated purchases, or we may issue authorized but unissued shares of common stock, or a combination of the above. There is no limit on the number of shares that the Administrator may purchase in the open market or pursuant to privately negotiated purchases, and, initially, 500,000 shares of common stock have been authorized to be newly issued and sold under the Plan. Because we presently expect to continue the Plan indefinitely, we expect to authorize additional shares from time to time as necessary for purposes of the Plan.

        We may, without prior notice to you, change our determination as to whether common stock will be purchased by the Administrator directly from us, in the open market or in privately negotiated transactions from third parties or in a combination of the above, in connection with the purchase of shares of common stock from reinvested dividends or from optional cash purchases. We will not, however, change our determination more than once per quarter.

        Shares of common stock purchased by the Administrator for optional cash purchases made above the $10,000 maximum limit with our permission, however, must be acquired from newly issued common stock and may not be acquired from open market purchases or privately negotiated transactions.

        This prospectus relates to shares of our common stock registered for sale under the Plan. We cannot assure you there will be enough shares to meet the requirements under the Plan. If we do not have a sufficient number of registered shares to meet the Plan requirements during any month, the portion of any reinvested dividends, optional cash payments, and initial investments received by the Administrator but not invested in our shares under the Plan will be returned to participants without interest.

23. How do I change my dividend reinvestment election?

        You may change your dividend reinvestment election at any time on-line through Investor ServiceDirect® at www.melloninvestor.com or by notifying the Administrator in writing. To be effective with respect to a particular dividend, any change must be received by the Administrator on or before the record date for that dividend (approximately 20 days in advance of the dividend payment date).

24. How do I withdraw from the Plan?

        You may discontinue the reinvestment of your dividends at any time by providing written notice to the Administrator. Alternatively, you may discontinue your dividend election on-line at www.melloninvestor.com. To be effective for a particular dividend payment, the Administrator must receive notice on or before the record date for that dividend (approximately 20 days in advance of the dividend payment date). The Administrator will continue to hold your shares unless you request a certificate for any full shares in your account and a check for any fractional share will be sent to you. Alternatively, you may request that all or part of your shares be sold. When your shares are sold, you will receive the proceeds from such sale less a handling charge of $15.00 and applicable brokerage trading fees.

        Upon withdrawal, you may elect to stop the investment of any cash payment received by the Administrator but not yet invested in shares of common stock by delivering a written request for a refund to the Administrator. The Administrator must receive your request for a refund no later than two business days before the next applicable investment date.

        Generally, an eligible stockholder may again become a participant in the Plan. However, we reserve the right to reject the enrollment of a previous participant in the Plan on grounds of excessive joining and termination. This reservation is intended to minimize administrative expense and to encourage use of the Plan as a long-term investment service.

25. Will certificates be issued for share purchases?

        Shares of our common stock that you acquire under the Plan will be maintained in your Plan account in non-certificated form for safekeeping. Safekeeping protects your shares against loss, theft or accidental destruction and also provides a convenient way for you to keep track of your shares. Only shares held in safekeeping may be sold through the Plan. Certificates for whole shares held in your account will be sent to you upon your written request to the Administrator. Certificates will not be issued for fractional shares, which will be converted to cash based on the then market price for our common stock.

        If you own shares of our common stock in certificated form, you may deposit your certificates for those shares with the Administrator, free of charge.

26. What reports will be sent to participants in the Plan?

        Unless you participate in the Plan through a broker, bank or nominee, you will receive from the Administrator a detailed statement of your account following each quarterly dividend payment and when there is purchase activity in your account. These detailed statements will show total cash dividends received, optional cash purchases made, shares purchased, including fractional shares, and price paid per share in such period, and the total shares held in the Plan. If the purchase involves dividend reinvestment, then the statement will also show your total distribution and the amount of your dividend that was reinvested in shares of common stock. If you own less than 100 shares, you will only receive statements of your account once per year.

        The Administrator will send a statement following any sale activity in your account. In this statement you will receive a check and a statement with information regarding the trade such as sale price, shares sold, fees, net dollars and taxes, if any.

        Both statements for purchases and sales will contain year to date summary information. You should keep these statements as they contain important information regarding the tax basis for shares purchased pursuant to the Plan and the gain for shares sold.

        The Administrator will also send to you a copy of the annual report and proxy statement that we file with the SEC, certain federal income tax information and any other reports that the Administrator or we see fit.

        Any participant who participates in the Plan through a broker, bank or nominee, should contact that party for similar statements.

27. What are your or the Administrator's responsibilities under the Plan?

        We reserve the right to interpret and regulate the Plan. We, the Administrator and any of our agents will not be liable in administering the Plan for any act done in good faith, or for any omission to act in good faith in connection with the Plan, including, without limitation: any claim of liability arising out of failure to terminate a participant's account upon that participant's death prior to the receipt of notice in writing of such death; the purchase or sale prices reflected in a participant's Plan account or the dates of purchases or sales of shares under the Plan; or any loss or fluctuation in the market value of our shares after the purchase or sale of shares under the Plan. Since we have delegated all responsibility for administering the Plan to the Administrator, we specifically disclaim any responsibility for any of its actions or in actions in connection with the administration of the Plan. The foregoing limitation of liability does not represent a waiver of any rights you may have under applicable securities laws.

        You should recognize that neither we, the Administrator, nor any agent can assure you of a profit or protect you against a loss on shares purchased under the Plan.

28. May the Plan be suspended, modified or terminated?

        We reserve the right to suspend, modify or terminate the Plan at any time. Participants will be notified of any suspension or termination of the Plan or any material modification of the Plan. Upon termination of the Plan, a certificate will be issued to you for the number of full shares in your account. Any fractional share in your account will be converted to cash and remitted to you by check or automatic deposit to a bank account that you designate.

29. What happens if we issue a stock dividend, have a rights offering or declare a stock split?

        Any shares we distribute as a stock dividend on shares (including fractional shares) credited to your account under the Plan, or upon any split of such shares, will be credited to your account. In a rights offering, your entitlement will be based upon your total holdings, including those credited to your account under the Plan. Rights applicable to shares credited to your account under the Plan will be sold by the Administrator and the proceeds will be credited to your account under the Plan and applied to the purchase of shares on the next investment date. If you want to exercise, transfer or sell any portion of the rights applicable to the shares credited to your account under the Plan, you must request, at least two days prior to the record date for the issuance of any such rights, that a portion of the shares credited to your account be transferred from your account and registered in your name. Generally, the record date will be approximately 20 days in advance of the dividend payment date.

30. What happens if I sell or transfer all or some of my shares?

        If you have elected to have dividends automatically reinvested in the Plan and subsequently sell or transfer all or some of the shares of our common stock registered in your name, automatic reinvestment will continue as to the shares registered in your name or held in your account until you withdraw from the Plan or until the Administrator is otherwise notified. See Question 24, "How do I withdraw from the Plan?"

31. How will my shares be voted?

        The shares credited to your account under the Plan will be voted in accordance with your instructions. If you are a participant in the Plan and are not a holder of record of shares in your own name, you will be furnished with a form of proxy covering the shares credited to your account under the Plan. If you are a participant in the Plan and are the holder of record of shares in your own name, your proxy will be deemed to include shares, if any, credited to your account under the Plan and the shares held under the Plan will be voted in the same manner as the shares registered in your own name. If a proxy is not returned, none of your shares will be voted unless you vote in person. If you want to vote in person at a meeting of stockholders, a proxy for shares credited to your account under the Plan may be obtained upon written request received by the Administrator at least 15 days before the meeting.

32. Am I allowed to make an optional cash payment or initial investment in excess of $10,000?

        If you want to make optional cash payments in excess of $10,000 in any month or an initial investment in excess of $10,000, you must receive our prior written approval. To obtain our written approval, you must submit a request for waiver form. You can obtain a request for waiver form by contacting the Administrator's Waiver Department at 1-917-320-6300 and upon completion, please send it to the Administrator's Waiver Department via facsimile at 1-917-320-6312.

        We have the sole discretion whether to approve any request to make an optional cash payment or initial investment in excess of the maximum amount and to set the terms of any such optional cash payment or initial investment. If we approve your request for waiver, the Administrator will notify you promptly. In deciding whether to approve a request for waiver, we will consider relevant factors, including, but not limited to, the following:

  •
  Whether the Plan is then acquiring newly issued shares directly from us or acquiring shares in the open market or in privately negotiated transactions from third parties;

  •
  Our need for additional funds;

  •
  The attractiveness of obtaining additional funds through the sale of common stock as compared to other sources of funds;

  •
  The purchase price likely to apply to any sale of common stock;

  •
  The person or entity submitting the request;

  •
  The extent and nature of the stockholder's prior participation in the Plan;

  •
  The number of shares of common stock held of record by the stockholder; and

  •
  The aggregate number of optional cash payments and initial investments in excess of $10,000 for which requests for waiver have been submitted by all existing stockholders and new investors.

        If requests for waiver are submitted for an aggregate amount in excess of the amount we are then willing to accept, we may honor such requests in order of receipt, pro rata or by any other method that we determine to be appropriate. The Plan does not provide for a predetermined maximum amount that an existing stockholder or new investor may invest or a maximum number of shares that may be purchased pursuant to a request for waiver.

33. What if I have more than one account?

        If you set up multiple accounts using variations of the same name, bearing the same social security number or tax identification number, or do anything else, regardless of the form, for the purpose of evading the $10,000 limitation on initial investments and monthly optional cash payments, you will be considered a single participant for purposes of the $10,000 limitation. If you have some shares of common stock registered in your name and other shares registered under a nominee's or broker's street name, or in the name of a corporation, trust, co-tenancy, partnership or other entity of which you are an "affiliate," you and all of your affiliates may only invest a total of $10,000 per month under the Plan. For purposes of this Plan, "affiliate" is defined in the same manner as in Rule 405 of the Securities Act of 1933 and includes any person or persons controlling, controlled by or under common control with you. Separate custodial or trust accounts for separate beneficiaries will, however, be entitled to invest up to $10,000 per account each month. Purchases made for an account of a participant in a plan that is qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended, will not be included in this $10,000 limitation.

34. At what price will shares be purchased for optional cash payments and initial investments over $10,000?

        If a request for waiver is approved, the price of shares purchased pursuant to the request for waiver will be determined using a pricing period of not less than one but not more than 10 trading days starting on a date set by us and may include a minimum purchase threshold price. Optional cash payments or initial investments made pursuant to a request for waiver will be used to purchase shares of our common stock as soon as practicable on or after the business day following the last day of the pricing period (the "waiver investment date"). The Administrator will apply all good funds received on or before the first business day before the pricing period to purchase shares of our common stock. Funds received after this date will be returned to you.

        For purposes of determining the price per share on the waiver investment date, the price will be equal to the average of the high and low sales prices of our shares, computed up to four decimal places, if necessary, as quoted on the Nasdaq National Market, for the applicable trading days during the pricing period. For each pricing period, we may establish a discount from the market price applicable to optional cash payments and initial investments made pursuant to a request for waiver. This waiver discount, if any, will range from 0% to 5% of the purchase price and may vary for each pricing period. The waiver discount, if any, will be established at our sole discretion after a review of current market conditions, the level of participation in the Plan, the attractiveness of obtaining additional funds through the sale of our common stock as compared to other sources of funds and current and projected capital needs. Setting a waiver discount for a particular pricing period will not affect the setting of a waiver discount for any subsequent pricing period. The purchase price on any waiver investment date may be reduced by the waiver discount, if any, but in no event will the purchase price be less than 95% of the average high and low sales prices of our common stock on the waiver investment date. This means that if the average of the high and low sales prices during the pricing period (for trading days in which the threshold price, as described in the next paragraph, is satisfied) is less than 95% of the average high and low sales prices on the waiver investment date, the purchase price per share on the waiver investment date will be increased so that it is equal to the average high and low sales prices on the waiver investment date.

        If a minimum threshold price is established for any pricing period, it will be fixed as a dollar amount that the average of the high and low sales prices of our common stock as quoted by the Nasdaq National Market for each trading day during the applicable pricing period must equal or exceed (not adjusted for a waiver discount, if any). In the event that the minimum threshold price is not satisfied for a trading day in the pricing period, then that trading day will be excluded from the pricing period and all trading prices for that trading day will be excluded from the determination of the purchase price. We may also return (without interest) a portion of each optional cash payment or initial investment for each trading day of a pricing period in which the threshold price is not satisfied. The amount returned will be equal to a pro rata portion of the amount of the optional cash payment or initial investment (not just the amount in excess of $10,000) for each trading day that the threshold price is not satisfied. Setting a threshold price for a pricing period will not affect the setting of a threshold price for a subsequent pricing period. We may waive our right to set a threshold price for any pricing period.

        We will only establish a threshold price or waiver discount for shares that are purchased directly from us.

35. What law governs the Plan?

        The Plan will be governed by the law of the State of Delaware.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

        The following summary describes certain United States federal income tax consequences of participating in the Plan to U.S. participants (as defined below). This summary is based on current law, including:

  •
  the Internal Revenue Code of 1986, as amended, or the Code;

  •
  current, temporary and proposed Treasury regulations promulgated under the Code;

  •
  the legislative history of the Code;

  •
  current administrative interpretations and practices of the Internal Revenue Service, or IRS; and

  •
  court decisions;

in each case, as of the date of this prospectus. In addition, the administrative interpretations and practices of the IRS include its practices and policies as expressed in private letter rulings which are not binding on the IRS except with respect to the particular taxpayers who requested and received those rulings. Future legislation, Treasury regulations, administrative interpretations and practices and/or court decisions may adversely affect the tax considerations described in this prospectus. Any such change could apply retroactively to transactions preceding the date of the change. We have not requested and do not intend to request a ruling from the IRS regarding the tax consequences associated with participating in the Plan, and the statements in this prospectus are not binding on the IRS or any court. Thus, we can provide no assurance that the tax considerations contained in this summary will not be challenged by the IRS or will be sustained by a court if challenged by the IRS. This summary does not discuss any state, local or foreign tax consequences associated with the participation in the Plan, or the ownership, sale or other disposition of our stock.

        This summary deals only with holders who hold our common stock as a "capital asset" (generally, property held for investment within the meaning of Section 1221 of the Code). It does not address all the tax consequences that may be relevant to you in light of your particular circumstances. In addition, it does not address the tax consequences relevant to persons who receive special treatment under the federal income tax law, except where specifically noted. Holders receiving special treatment include, without limitation:

  •
  financial institutions, banks and thrifts;

  •
  insurance companies;

  •
  tax-exempt organizations;

  •
  "S" corporations;

  •
  regulated investment companies and real estate investment trusts;

  •
  foreign corporations or partnerships, and persons who are not residents or citizens of the United States;

  •
  dealers in securities or currencies;

  •
  persons holding our common stock as a hedge against currency risks or as a position in a straddle; or

  •
  United States persons whose functional currency is not the United States dollar.

        If a partnership holds our common stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisor regarding the tax consequences of participating in the Plan and the ownership and disposition of our common stock.

        If you are considering participating in the Plan, you are strongly urged to consult your tax advisors concerning the application of United States federal income tax laws to your particular situation, the consequences of your participation in the Plan, the ownership and disposition of our common stock arising under the laws of any state, local or foreign taxing jurisdiction and our tax treatment as a real estate investment trust.

  U.S. Participant

        When we use the term "U.S. participant," we mean a participant in the Plan who, for United States federal income tax purposes is:

  •
  a citizen or resident of the United States;

  •
  a corporation, partnership, limited liability company or other entity created or organized in or under the laws of the United States or of any State thereof or in the District of Columbia unless, in the case of a partnership or limited liability company, Treasury regulations provide otherwise;

  •
  an estate the income of which is subject to United States federal income taxation regardless of its source; or

  •
  a trust whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust. Notwithstanding the preceding sentence, to the extent provided in the Treasury regulations, certain trusts in existence on August 20, 1996, and treated as United States persons prior to this date that elect to continue to be treated as United States persons, shall also be considered U.S. participants.

  Tax Consequences Of Dividend Reinvestment

        In the case of common stock purchased by the Administrator from us, U.S. participants in the Plan will be treated, for federal income tax purposes, as having received a distribution equal to the fair market value, as of the investment date, of the common stock purchased with their reinvested dividends. The discount, if any, will be treated as being part of the distribution received.

        In the event the Administrator purchases common stock in open market transactions or in negotiated transactions with third parties, however, we intend to take the position that the amount of the distribution received by a U.S. participant is equal to the purchase price of such shares plus a pro rata share of any brokerage trading fees or other related charges paid by us in connection with the Administrator's purchase of the common stock on behalf of the U.S. participant. The Plan currently provides that we will pay brokerage trading fees for the purchase of common stock in the open market or in negotiated transactions with third parties.

        As in the case of non-reinvested cash distributions, the distributions described above will constitute taxable dividend income to U.S. participants to the extent of our current and accumulated earnings and profits allocable to the distributions. Any excess distributions will constitute a return of capital which reduces the basis of the U.S. participant's common stock and will be taxed as capital gain to the extent that such distributions exceed the U.S. participant's tax basis in the U.S. participant's common stock.

        A U.S. participant's tax basis in the common stock acquired under the Plan will generally equal the total amount of distributions the U.S. participant is treated as receiving, as described above. A U.S. participant's holding period in the common stock generally begins on the day following the date on which the common stock are credited to the U.S. participant's Plan account.

  Tax Consequences Of Optional Cash Payments

        The IRS has indicated through private letter rulings that U.S. participants participating in the dividend reinvestment part of the Plan and who elect to purchase shares by optional cash payments or as an initial investment will be treated as having received a distribution equal to the excess, if any, of the fair market value on the investment date of the common stock purchased over the amount of the cash payment made by the U.S. participant. Also, with respect to such U.S. Participants, if the Administrator acquires common stock in an open market transaction or in a negotiated transaction with third parties, then a U.S. participant will be treated as receiving a distribution equal to a pro rata share of any brokerage trading fees or other related charges paid by us on behalf of the U.S. participant. The Plan currently provides that we will pay brokerage trading fees for the purchase of common stock in the open market or in negotiated transactions with third parties.

        Any distributions which the U.S. participant is treated as receiving, including the discount, would be taxable dividend income, capital gain or reduce the basis in the U.S. Participant's common stock, or some combination of these treatments, under the rules described above under "Tax Consequences of Dividend Reinvestment."

        The IRS has issued private letter rulings that state that a U.S. participant who participates solely in the cash purchase portion of a plan would not be treated as having received a distribution of the discount amount and, therefore, would not realize any income upon purchase attributable to the discount. Private letter rulings are only binding on the IRS with respect to the taxpayer to which the ruling was issued. Therefore, there can be no assurance that the IRS would take this position with respect to transactions occurring under the Plan.

        The tax basis of the common stock acquired by optional cash payments or as an initial investment will generally equal the total amount of distribution a U.S. participant is treated as receiving, as described above, plus the amount of the cash payment. A U.S. participant's holding period for common stock purchased under the Plan generally will begin on the day following the date on which common stock are credited to the U.S. participant's Plan account.

  Tax Consequences Of Dispositions

        A U.S. participant may realize gain or loss when common stock are sold or exchanged, whether the sale or exchange is made at the U.S. participant's request upon withdrawal from the Plan or takes place after withdrawal from or termination of the Plan and, in the case of a fractional share, when the U.S. participant receives a cash payment for a fraction of a share credited to his or her account. The amount of the gain or loss will be the difference between the amount that the U.S. participant receives for the common stock or fraction of a share and the tax basis for the common stock or fraction of a share.

  Backup Withholding And Administrative Expenses

        In general, any dividend reinvested under the Plan is not subject to federal income tax withholding. We or the Administrator may be required to deduct as "backup withholding" on all distributions paid to a stockholder, regardless of whether those distributions are reinvested. Similarly, the Administrator may be required to deduct backup withholding from all proceeds of sales of common stock held in a Plan account. A U.S. participant is subject to backup withholding if (1) the participant has failed to properly furnish us and the Administrator with the U.S. participant's taxpayer identification number; (2) the IRS notifies us or the Administrator that the identification number furnished by the participant is incorrect; (3) the IRS notifies us or the Administrator that backup withholding should be commenced because the participant failed to report properly distributions paid to him, her or it; or (4) when required to do so, the participant fails to certify, under penalties of perjury, that the participant is not subject to backup withholding.

        Backup withholding amounts will be withheld from dividends before those dividends are reinvested under the Plan. Therefore, dividends to be reinvested under the Plan by participants subject to backup withholding will be reduced by the backup withholding amount. The withheld amounts constitute a credit on the participant's income tax return. We intend to take the position that administrative expenses of the Plan paid by us are not constructive distributions to U.S. participants.

PLAN OF DISTRIBUTION

        Subject to the discussion below, we will distribute newly issued shares of our common stock sold under the Plan. Mellon Securities LLC, a registered broker/dealer, will assist in the identification of investors and other related services, but will not be acting as an underwriter with respect to shares of our common stock sold under the Plan. You will pay no service fees or brokerage trading fees for acquisitions of shares under the Plan, whether the shares are newly issued or purchased in the open market. However, if you request that shares be sold, you will receive the proceeds from such sale less a handling charge of $15.00 and applicable brokerage trading fees. The common stock is currently listed on the Nasdaq National Market.

        In connection with the administration of the Plan, we may be requested to approve investments made pursuant to requests for waiver by or on behalf of existing stockholders and new investors who may be engaged in the securities business.

        Persons who acquire shares of our common stock through the Plan and resell them shortly after acquiring them, including coverage of short positions, under certain circumstances, may be participating in a distribution of securities that would require compliance with Regulation M under the Securities Exchange Act of 1934, and may be considered to be underwriters within the meaning of the Securities Act of 1933. We will not extend to any such person any rights or privileges other than those to which he, she or it would be entitled as a participant, nor will we enter into any agreement with any such person regarding the resale or distribution by any such person of the shares of our common stock so purchased. We may, however, accept optional cash payments and initial investments made pursuant to requests for waiver by such persons.

        From time to time, financial intermediaries, including brokers and dealers, and other persons may engage in positioning transactions in order to benefit from any discounts applicable to optional cash payments and initial investments made under the Plan. Those transactions may cause fluctuations in the trading volume of our common stock. Financial intermediaries and such other persons who engage in positioning transactions may be deemed to be underwriters. We have no arrangements or understandings, formal or informal, with any person relating to the sale of shares of our common stock to be received under the Plan. We reserve the right to modify, suspend or terminate participation in the Plan by otherwise eligible persons to eliminate practices that are inconsistent with the purposes of the Plan.

EXPERTS

        The consolidated financial statements and schedules of Southwest Water Company as of December 31, 2004 and 2003, and for each of the years in the three-year period ended December 31, 2004, and management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2004, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report on management's assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting as of December 31, 2004, expresses the opinion that Southwest Water Company did not maintain effective internal control over financial reporting as of December 31, 2004, because of the effect of a material weakness on the achievement of the objectives of the control criteria and contains an explanatory paragraph, which states the Company did not adequately review the accounting for certain non-routine transactions. Such audit report also contains an explanatory paragraph that states Monarch Utilities, Inc. was excluded from management's assessment of internal control over financial reporting as of December 31, 2004.

LEGAL OPINIONS

        The validity of the shares of common stock being offered by this prospectus will be passed upon for us by Latham & Watkins LLP, Costa Mesa, California.

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PROSPECTUS
PLAN HIGHLIGHTS
TABLE OF CONTENTS
RISK FACTORS
CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS
WHERE YOU CAN FIND MORE INFORMATION ABOUT THE COMPANY
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
SOUTHWEST WATER COMPANY Company Specific Information
USE OF PROCEEDS
DESCRIPTION OF THE PLAN
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES
PLAN OF DISTRIBUTION
EXPERTS
LEGAL OPINIONS